SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2009
FINANCIAL AND OPERATING REPORT

Mexico City, February 2, 2010 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2009.

  América Móvil surpassed the 200 million subscriber mark in December, finishing the year with 201 million subs. In the fourth quarter we added 6.6 million clients, which brought to 18.2 million our net additions for the year.

  Brazil led the way in net additions followed by Tracfone, in the U.S., and Mexico, with 2.1 million, 1.2 million and 807 thousand subscribers respectively.

  In practically all of our operations postpaid subs increased more rapidly than the prepaid ones. In Mexico, the Dominican Republic and Chile postpaid gains in the quarter significantly exceeded those seen a year before.

  Fourth quarter revenues totaled 107.1 billion pesos. They rose 13.4% in annual terms on the back of service revenue growth of 14.8%. The most dynamic component of service revenues was data, which ramped up 48.7% in the period, as all of our operations exhibited vigorous growth in this line.

  At 40.8 billion pesos, our EBITDA was up 16.9% from a year earlier, with the EBITDA margin climbing 1.1 percentage points to 38.1%.

  Through December our revenues reached 395 billion pesos, with service revenues increasing 17.1% from a year before. EBITDA totaled 158.9 billion pesos, 14.8% more than in 2008.

  Operating profits totaled 23.2 billion pesos in the quarter, down slightly from the year-earlier quarter on account of higher depreciation charges as we accelerated the depreciation of GSM networks in some countries. In 2009 our operating profits added up to 105.8 billion pesos.

  A net profit of 13.0 billion pesos in the fourth quarter brought about a total of 70.5 billion pesos in net income for the year, an 18.5% annual increase.

  Our net debt came down by 37.9 billion pesos in ‘09 to 83.5 billion pesos —equivalent to 0.5 times EBITDA— while distributions to shareholders via share buybacks and dividends reached 50.4 billion pesos and capital expenditures 45.4 billion.

  On January 13th our Board of Directors authorized us to submit an offer for all outstanding shares of Carso Global Telecom and Telmex International. Acceptance of such offers by the respective shareholders would lead to América Móvil consolidating both Telmex and Telmex International.

Relevant Events

América Móvil Fundamentals

Mexican Pesos

	4Q09	4Q08	Var. %	Jan - Dec '09	Jan - Dec '08	Var. %

EPS (Mex$)*	0.40	0.47	-14.5%	2.15	1.74	23.9%
Earning per ADR (US$)**	0.61	0.71	-13.6%	3.19	3.11	2.4%
Net Income (millions of Mex$ )	12,955	15,646	-17.2%	70,494	59,486	18.5%
EBITDA (millions of Mex$)	40,824	34,924	16.9%	158,881	138,418	14.8%
EBIT (millions of Mex$)	23,150	23,571	-1.8%	105,799	96,651	9.5%

Shares Outstanding as of December 31th (billion)	32.28	33.25	-2.9%	32.28	33.25	-2.9%
ADRs Outstanding as of December 31th (millions) ***	602	642	-6.1%	602	642	-6.1%

* Net Income / Total Shares outstanding ** 20 shares per ADR *** As per Bank of NY Mellon

On December 10th, América Móvil paid an extraordinary dividend of 50 Mexican peso cents per share. It represented an aggregate amount of 15.8 billion Mexican pesos (equivalent to 1.2 billion dollars). Altogether América Móvil distributed 50.4 billion Mexican pesos in dividends and share buybacks in 2009.

América Móvil surpassed the 200 million wireless subscribers mark in December, closing the year with 201 million subscribers. América Móvil continues to be the third largest company in the world in terms of equity subscribers.

On January 13th América Móvil disclosed that its Board of Directors had authorized it to submit: a) an offer for 100% of the equity of Carso Global Telecom (CGT)—a holding company that owns 59.4% of Telmex and 60.7% of Telmex International (Telint) —in exchange for América Móvil shares at a ratio of 2.0474 to 1; and b) an offer for Telint shares not owned by CGT, to be purchased for 11.66 pesos per share or to be exchanged for AMX shares at a ratio of 0.373 to 1, at the election of the shareholders.
In connection with the proposed transaction, América Móvil, S.A.B. de C.V. (“América Móvil”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement. Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov <http://www.sec.gov/> ..

América Móvil's Subsidiaries & Affiliates as of December 2009

			Equity
Country	Company	Business	Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	99.4%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Jamaica	Claro	wireless	99.4%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.5%	Global Consolidation Method
- Panama	Claro	wireless	100.0%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	45.0%	Equity Method

Subscribers

América Móvil finished December with 201 million wireless clients, 3.4% more than in the prior quarter and 10.0% more than a year before. We added 6.6 million subscribers in the fourth quarter bringing the total for the year to 18.2 million.

Brazil led the way in terms of net additions with 2.1 million in the quarter, followed by Tracfone, in the U.S. with 1.2 million (64.9% more than in the same period of 2008) and Mexico with 807 thousand. Argentina gained 551 thousand subscribers in the period while Colombia-Panama, Peru and Ecuador all obtained somewhat more than 400 thousand subs.

Throughout 2009 the same pattern held, with Brazil pulling ahead of the rest of our operations with 5.7 million subs, trailed by Tracfone (3.2 million), Mexico (2.8 million) and Argentina (1.6 million). At the end of the year we had close to 60 million subs in Mexico, 44 million in Brazil, 28 million in Colombia and 17 million in Argentina. In the U.S. we had over 14 million clients, which makes Tracfone the largest operator by subscribers in the prepaid segment of the market.

For the most part our operations registered in the fourth quarter a faster increase of their postpaid subscriber base than of the prepaid one in annual terms, helped along by their better coverage, quality of service and technological platform that allows them to offer more varied data services. The increase in postpaid net adds from a year before was particularly noteworthy in Mexico, the Dominican Republic and Chile.

Subscribers as of December 2009

Thousands

			Total(1)

Country	Dec'09	Sep'09	Var.%	Dec'08	Var.%

México	59,167	58,360	1.4%	56,371	5.0%

Brazil	44,401	42,278	5.0%	38,731	14.6%

Chile	3,597	3,302	9.0%	3,002	19.8%

Argentina, Paraguay y Uruguay	18,236	17,697	3.0%	16,589	9.9%

Colombia y Panamá	27,797	27,357	1.6%	27,390	1.5%
Ecuador	9,449	9,047	4.4%	8,304	13.8%
Perú	8,311	7,867	5.6%	7,178	15.8%

Central America	9,535	9,407	1.4%	9,158	4.1%

Caribbean	6,052	5,819	4.0%	4,809	25.9%

USA	14,427	13,201	9.3%	11,192	28.9%

Total Wireless	200,972	194,335	3.4%	182,724	10.0%

Central America	2,259	2,248	0.4%	2,240	0.8%
Caribbean	1,531	1,545	-0.9%	1,605	-4.6%

Total Fixed	3,789	3,793	-0.1%	3,844	-1.4%

Total Lines	204,761	198,128	3.3%	186,568	9.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. The historical data does not include recent acquisitions

América Móvil Consolidated Results

With the South American economies recovering more rapidly than anticipated from the crisis that shook the world towards the end of 2008, subscriber growth in those countries reaccelerated, helping América Móvil surpass its net subscriber additions target for 2009 and post revenue increases that were driven also by strong secular demand for wireless data services. In North America revenue expansion was solid even in the face of an extremely weak economic environment.

Fourth quarter revenues came in at 107.1 billion pesos. They were up 13.4% from the year-earlier quarter as service revenues climbed almost 15% on the back of data revenues that shot up 48.7% in the period, with every one of our operations exhibiting solid data revenue growth. Voice revenues expanded in line with subscriber growth (9.3% and 10.0% respectively).

EBITDA rose somewhat more rapidly, 16.9%, than service revenues, leading to an increase in the fourth quarter EBITDA margin from 37.0% of total revenues in 2008 to 38.1% in 2009.

Revenues for the full year 2009 totaled 395 billion pesos. They were driven by service revenues that were up 17.1% from a year before buoyed by data services that increased 53.8% . EBITDA of 158.9 billions pesos translated into an EBITDA margin of 40.3% in the year, slightly higher than that of 2008.

Depreciation charges were raised 4.4 billion pesos to 17.7 billion pesos as we were allowed to proceed with faster depreciation for the full year 2009 of our GSM network in some countries, which led to a reduction in tax provisions in the quarter. Going forward depreciation and amortization charges will be closer to 12.5 -13.0% of revenues, compared to 16.5% in the fourth quarter.

Operating profits reached 23.2 billion pesos in the quarter and 105.8 billion pesos in the year as a whole. They helped bring about a net profit of 13 billion pesos in the quarter and 70.5 billion pesos in all of 2009. The latter figure represented a 18.5% year-on-year increase. Earnings per share came in at 40 peso cents in the fourth quarter, or 61 USD cents per ADR.

America Movil's Income Statement

Millions of MxP

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Service Revenues	92,364	80,456	14.8%	349,138	298,150	17.1%
Equipment Revenues	14,734	13,958	5.6%	45,573	47,505	-4.1%

Total Revenues	107,098	94,414	13.4%	394,711	345,655	14.2%

Cost of Service	26,379	19,920	32.4%	88,853	70,908	25.3%
Cost of Equipment	22,992	22,206	3.5%	76,187	75,117	1.4%
Selling, General & Administrative Expenses	16,903	17,364	-2.7%	70,790	61,212	15.6%

Total Costs and Expenses	66,274	59,490	11.4%	235,830	207,237	13.8%

EBITDA	40,824	34,924	16.9%	158,881	138,418	14.8%
% of Total Revenues	38.1%	37.0%		40.3%	40.0%

Depreciation & Amortization	17,674	11,353	55.7%	53,082	41,767	27.1%

EBIT	23,150	23,571	-1.8%	105,799	96,651	9.5%
% of Total Revenues	21.6%	25.0%		26.8%	28.0%

Net Interest Expense	1,221	1,827	-33.2%	5,718	6,536	-12.5%
Other Financial Expenses	2,158	-8,915	124.2%	1,820	-6,358	128.6%
Foreign Exchange Loss	-1,725	14,211	-112.1%	-4,557	13,686	-133.3%

Comprehensive Financing Cost (Income)	1,654	7,123	-76.8%	2,982	13,865	-78.5%

Other Income and Expenses	1,090	1,278	-14.7%	3,755	3,431	9.4%
Income & Deferred Taxes	7,462	-394	n.m.	28,679	19,888	44.2%

Net Income before Minority Interest and Equity	12,944	15,564	-16.8%	70,383	59,466	18.4%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	27	61	-55.6%	196	109	78.9%
Minority Interest	-16	21	-179.2%	-84	-90	6.1%

Net Income	12,955	15,646	-17.2%	70,494	59,486	18.5%

n.m. Not meaningful

Our comprehensive financing costs totaled 1.7 billion pesos in the fourth quarter and 3.0 billion pesos in the year, having been kept down by foreign exchange gains of 1.7 and 4.6 billion pesos respectively and by the downward trend of our net debt, which ended the year at 83.5 billion pesos, down from 121.4 billion pesos in 2008. Whereas part of this reduction was brought about by exchange rate movements, for the most part it reflected the strength of our cash flow, which allowed us to reduce debt by 37.9 billion pesos in flow terms, to cover 50.4 billion pesos in share buybacks and dividend payments—including 15.8 billion paid out on December 10th—and to fund capital expenditures totaling 45.4 billion pesos.

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated

Millions of Mexican Pesos

	Dec '09	Dec '08	Var.%		Dec '09	Dec '08	Var.%

Current Assets				Current Liabilities
Cash & Securities	27,446	22,092	24.2%	Short Term Debt**	9,168	26,731	-65.7%
Accounts Receivable	55,927	55,896	0.1%	Accounts Payable	96,980	92,109	5.3%
Other Current Assets	3,189	3,693	-13.6%	Other Current Liabilities	34,002	28,956	17.4%

Inventories	21,536	31,805	-32.3%		140,150	147,796	-5.2%

	108,098	113,486	-4.7%

Long-Term Assets
Plant & Equipment	227,049	209,897	8.2%
Investments in Affiliates	975	790	23.4%	Long-Term Liabilities
				Long Term Debt	101,741	116,755	-12.9%
Deferred Assets				Other Liabilities	33,211	25,980	27.8%

Goodwill (Net)	45,805	44,696	2.5%		134,953	142,735	-5.5%
Brands, Patents & Licenses	46,557	48,110	-3.2%
Deferred Assets	24,524	18,477	32.7%	Shareholder's Equity	177,906	144,925	22.8%

Total Assets	453,008	435,455	4.0%	Total Liabilities and Equity	453,008	435,455	4.0%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Dec-09	Dec-08

Peso Denominated Debt	2,019	2,793
Bonds and other securities	2,019	2,460
Banks and others	0	332
U.S. Dollar - denominated debt	4,365	6,339
Bonds and other securities	3,952	3,731
Banks and others	413	2,607
Debt denominated in other currencies	2,109	1,467
Bonds and other securities	788	441
Banks and others	1,321	1,026

Total Debt	8,493	10,599
Short term debt and current portion of long-term debt	702	1,974
Long-term debt	7,791	8,624

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

Our Mexican operations added 807 thousand subscribers in the fourth quarter (2.8 million in 2009) to close the year with 59.2 million subs, 5.0% more than at the end of 2008. At 310 thousand, postpaid gains represented 38.4% of the quarter’s net additions. Our postpaid base continued expanding more rapidly than the prepaid one, having increased 27.4% in 2009 versus 3.2% for our prepaid base. The latter figure reflects the cancellation of one million prepaid subscribers that had had no consumption, possibly on account of the economic downturn.

Telcel’s revenues totaled 38.3 billion pesos in the quarter. They were up 8.4% year-on-year, helped along by data revenues that rose 39.0% . Altogether service revenues climbed almost twice as rapidly as subscribers, 9.3%, a strong showing given the weak economic environment that prevailed throughout the year. The quarter’s EBITDA amounted to 20.2 billion pesos and was up 11.5% year-on-year, with the EBITDA margin rising to 52.7% from 51.2% in the year-earlier quarter.

Minutes of use per subscriber increased to an all-time high that was just shy of 200, whereas the average price per minute of voice fell 16.4% to 68 peso cents (5.2 dollar cents), its lowest level to date and, together with the US, the lowest among the countries that make up the OECD. The strong growth of data revenues was instrumental in ensuring a 2.8% annual rise in ARPUs in the fourth quarter, to 175 pesos.

For the year as a whole Telcel’s revenues totaled 142.4 billion pesos and its EBITDA 78.4 billion pesos. The EBITDA margin for the year rose 2.7 p.p. from 2008, to 55.1% . EBITDA rose 10.6% over 2008 on the back of service revenues that increased 7.9% .

We have made important investments to offer our clients the best coverage and a variety of services supported by cutting-edge technology. We provide services to over 200 thousand communities, including 60 thousand that have less than 5 thousand inhabitants where Telcel is often the only service provider. Our market share in the postpaid market—the one with the highest consumption levels—stands at 49.4%, as those clients have come to value our comprehensive coverage and the data services we provide, both of them made possible by our investment efforts. A vast and modern network, good quality of service and competitive prices have earned us the preference of most Mexican subscribers, which is reflected in our 66.8% market share of wireless service revenues in the country.

Towards the end of January Telcel was notified by the Federal Competition Commission (CFC) that it had been found to be “dominant” in the end-user wireless market. This ruling is appealable. If upheld, it would empower the Federal Telecommunications Commission to determine specific measures applicable to Telcel as regards rates, quality and information. Telcel disagrees with the conclusions of the CFC given that it operates in a very competitive market. In the postpaid segment, for instance, Telcel’s market share was only 46% a year ago, scarcely 15 percentage points higher than that of its next competitor. And as regards prepaid, Telcel happens to be today the only option of communication for thousands of Mexicans that live in certain areas where the competition does not provide service. Telcel’s presence in the Mexican wireless market is the result of important investments made over the years to expand and continuously modernize its infrastructure and to service all sectors of the population. Because its market share did not come about from any undue practice or from having been the first operator in the market (Telcel was the second operator to offer wireless services), Telcel will likely appeal the resolution of the CFC.

INCOME STATEMENT

Mexico

Millions of MxP

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	38,342	35,387	8.4%	142,362	135,278	5.2%

EBITDA	20,209	18,120	11.5%	78,380	70,894	10.6%
% total revenues	52.7%	51.2%		55.1%	52.4%

EBIT	17,829	15,956	11.7%	69,154	62,459	10.7%
%	46.5%	45.1%		48.6%	46.2%

Mexico Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	59,167	56,371	5.0%
Postpaid	5,229	4,103	27.4%
Prepaid	53,938	52,268	3.2%
MOU	199	172	15.8%
ARPU (MxP)	175	170	2.8%
Churn (%)	3.6%	3.4%	0.3

Argentina, Paraguay and Uruguay

Fourth quarter net additions of 539 thousand subscribers were marginally below those of last year even though penetration levels are estimated to have reached over 120% in Argentina. Altogether, our operations registered 1.6 million net adds in 2009. We ended December with a total of 18.2 million clients in the region, 9.9% more than at the end of 2008, with our postpaid subscriber base continuing to grow faster than our prepaid one (15.8% year-on-year).

Our operations in Argentina, Paraguay and Uruguay generated revenues of 2.3 billion Argentinean pesos in the fourth quarter. They were up 21.0% year-on-year—the highest rate of growth among our Latam operations—with service revenues expanding 23.2% . ARPUs rose 11.6% over the previous year, driven by both voice and data. Argentina is one of the most advanced countries in terms of data usage in the region.

Strict cost controls and greater dilution of subscriber acquisition costs enabled us to generate EBITDA of 909 million Argentinean pesos in the quarter, which represented a hefty 28.8% increase over the year-earlier quarter. At 39.1% the EBITDA margin for the period was up 2.4 percentage points in the period.

Through December revenues rose 18% in annual terms, reaching 8.5 billion Argentinean pesos, with service revenues expanding 20.4% . EBITDA topped 3.1 billion Argentinean pesos, having increased 25.6% year-on-year.

INCOME STATEMENT

Argentina, Uruguay & Paraguay

Millions of ARP

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	2,328	1,924	21.0%	8,467	7,178	18.0%

EBITDA	909	706	28.8%	3,057	2,434	25.6%
% total revenues	39.1%	36.7%		36.1%	33.9%

EBIT	766	573	33.8%	2,502	1,932	29.5%
%	32.9%	29.8%		29.5%	26.9%

Argentina, Uruguay & Paraguay Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	18,236	16,589	9.9%
Postpaid	2,463	2,126	15.8%
Prepaid	15,773	14,462	9.1%
MOU	145	143	2.0%
ARPU (ARP)	38	34	11.6%
Churn (%)	2.0%	2.3%	(0.3)

Brazil

Our Brazilian operations added 2.1 million subscribers in the fourth quarter, bringing to 5.7 million the total for the year. At the end of 2009 we had 44.4 million subscribers in Brazil, up 14.6% from a year before with our postpaid base growing 10.8% to 8.7 million subs.

Fourth quarter revenues reached 3.2 billion reais as service revenues rose 6.1% on the back of data revenues that kept on expanding rapidly (51.4% in the quarter). Voice revenues were stable with subscriber growth providing good support as both usage per subscriber (MOUs) and prices per minute declined relative to the previous year, by 6.0 and 7.5% respectively.

EBITDA shot up 27.5% in the quarter from a year before, to 781 million reais, with the EBTIDA margin climbing 4.7 percentage points to 24.5% of revenues. This improvement in EBITDA took place even after we increased our provision for bad debt in moving to a more conservative approach; after allowing for greater spending on customer services and links; and after factoring in a 14.4% increase in taxes paid on the concession (levied on subscribers and radio-bases). It was made possible by good cost control and by a 21.3% decline in subscriber acquisition costs.

Through December revenues came in at 12.0 billion reais and EBITDA at 2.9 billion, up 4.2% and 6.7% respectively from a year before. Service revenues increased by 8.8% impelled by data revenues, which soared by 62.5% .

INCOME STATEMENT

Brazil
Millions of BrL

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	3,188	3,089	3.2%	12,016	11,528	4.2%

EBITDA	781	613	27.5%	2,906	2,724	6.7%
% total revenues	24.5%	19.8%		24.2%	23.6%

EBIT	-302	47	n.m.	476	495	-3.9%
%	-9.5%	1.5%		4.0%	4.3%

Brazil Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	44,401	38,731	14.6%
Postpaid	8,670	7,824	10.8%
Prepaid	35,731	30,907	15.6%
MOU	93	99	-6.0%
ARPU (BrL)	22	25	-8.7%
Churn (%)	3.0%	2.6%	0.4

Chile

After adding 296 thousand subscribers in the fourth quarter—38% more than in the same period of 2008—we finished December with 3.6 million clients, 19.8% more than the previous year.

We generated revenues of 76.9 billion Chilean pesos in the period. Data revenues nearly doubled those of the prior year—their share of service revenues is now 13%—but voice revenues were down as the average revenue per minute of voice declined 34.0% and the corresponding increase in traffic was not sufficient to compensate such reduction.

EBITDA for the quarter of 1.8 billion Chilean pesos was up 19.3% as a reduction in interconnection costs helped offset the reduction in voice revenues. The EBITDA margin rose to 2.4% of revenues.

In the twelve months to December our revenues totaled 272.4 billion Chilean pesos and our EBITDA 5.6 billion pesos.

By the end of December, our 3G network covered 85% of the population; we have the best 3G coverage in the country.

INCOME STATEMENT

Chile
Millions of ChP

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	76,902	75,327	2.1%	272,436	263,502	3.4%

EBITDA	1,845	1,547	19.3%	5,568	8,301	-32.9%
% total revenues	2.4%	2.1%		2.0%	3.2%

EBIT	-10,995	-8,318	-32.2%	-38,142	-29,504	-29.3%
%	-14.3%	-11.0%		-14.0%	-11.2%

Chile Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	3,597	3,002	19.8%
Postpaid	528	381	38.7%
Prepaid	3,069	2,621	17.1%
MOU	162	141	15.0%
ARPU (ChP)	5,850	7173	-18.4%
Churn (%)	4.4%	3.7%	0.7

Colombia and Panama

We registered 440 thousand subscriber gains in the fourth quarter (little more than a fourth of them postpaid) after cancelling approximately 900 thousand subscribers that had no consumption. We finished 2009 with 27.8 million clients, slightly ahead from the previous year.

Revenues for the quarter, 1.5 trillion Colombian pesos, were similar to those registered the previous year, with service revenues rising 2.9% annually on the back of very strong demand for data services. Prices per minute of voice were down 17.8% but, given the weak economic conditions, traffic did not rise enough to stem a decline in voice revenues. This decline was more than made up by the surge in data revenues, which more than doubled from a year before.

Fourth quarter EBITDA was up 8.7% year-on-year to 717 billion Colombian pesos, with the margin climbing 4 percentage points to 47.2% as subscriber acquisition costs declined along with subscriber growth.

2009 revenues reached 5.9 trillion Colombian pesos. Equipment revenues came down by 26.8% relative to the previous year because of the sharp deceleration in subscriber growth but service revenues increased 5.1%, a much faster pace than that of the subscriber base. EBITDA for the year, 2.9 trillion Colombian pesos, was equivalent to 49.0% of revenues. Lower subscriber acquisition costs helped offset higher costs of service associated with both the development of the Panamanian operations and the rapid growth of data services.

The Colombian Ministry of Communications awarded Comcel 10MHz of spectrum in the 1900MHz band for a period of 10 years. Comcel has committed to provide coverage to 56 communities within the next twelve months as payment for the concession.

INCOME STATEMENT

Colombia and Panama
Billions of COP

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	1,519	1,526	-0.5%	5,893	5,801	1.6%

EBITDA	717	660	8.7%	2,886	2,796	3.2%
% total revenues	47.2%	43.2%		49.0%	48.2%

EBIT	549	510	7.7%	2,215	2,057	7.7%
%	36.1%	33.4%		37.6%	35.5%

Colombia and Panama Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	27,797	27,390	1.5%
Postpaid	3,967	3,653	8.6%
Prepaid	23,830	23,737	0.4%
MOU	183	165	10.7%
ARPU (COP)	16,677	17,270	-3.4%
Churn (%)	4.2%	2.3%	1.9

Ecuador

We gained 1.1 million subscribers in the year of which 401 thousand were added in the fourth quarter to finish December with 13.8% more clients than at the end of 2008: 9.4 million. Our postpaid subscriber base rose somewhat more rapidly: 14.3% in annual terms.

The quarter’s revenues, 314 million dollars, were 6.1% higher than those registered in the same period of 2008, with service revenues rising 8.9% supported by both voice and data revenues. The latter increased 6.0% year-on-year buoyed by strong traffic response to declining prices, as prices came down 19.2% and MOUs jumped 14.9% to 98 minutes per month, a new record for Ecuador. Data revenues surged by nearly 20% from the year before.

The quarter’s EBITDA—155 million dollars—rose 16.0% relative to the same period of 2008. The EBITDA margin was equivalent to 49.4% of revenues, exceeding by 4.3 percentage points that of the year-earlier quarter as we capitalized on greater efficiencies and cost-control policies.

In 2009, revenues added up to 1.2 billion dollars, 8.2% more than a year ago as service revenues expanded 13.3% in the period. EBITDA for the year increased 16.6% to 564 million dollars, an amount equivalent to 48.9% of revenues, an improvement of 3.5 percentage points from a year before. This improvement came about even after the payment from May 2008 of a special duty of 2.93% of our service revenues.

INCOME STATEMENT

Ecuador
Millions of Dollars

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	314	296	6.1%	1,154	1,067	8.2%

EBITDA	155	134	16.0%	564	484	16.6%
% total revenues	49.4%	45.1%		48.9%	45.4%

EBIT	125	109	15.0%	450	396	13.7%
%	40.0%	36.9%		39.0%	37.1%

Ecuador Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	9,449	8,304	13.8%
Postpaid	1,070	936	14.3%
Prepaid	8,379	7,368	13.7%
MOU	98	86	14.9%
ARPU (US$)	9	10	-4.6%
Churn (%)	1.6%	0.9%	0.6

Peru

After adding 444 thousand subscribers in the quarter, we finished December with 8.3 million clients, 15.8% more than in the prior year. Net adds totaled 1.1 million in 2009.

Fourth quarter revenues of 644 million soles were 6.0% higher than those of the same period of last year. Service revenues grew 8.3% year-on-year boosted by data revenues, which were up 56.4% year-on-year. Voice revenues posted a gain of 4.3% as more subscribers and usage fully offset a 13.7% reduction in prices per minute of voice.

Amongst our major operations Peru showed the best performance in terms of EBITDA, which was up 51.8% year-on-year to 276 million soles on account of solid top line growth and a significant reduction in subscriber acquisition costs (-41.6%) . The EBITDA margin, 42.8%, expanded 12.9 percentage points in the year.

Total revenues for the year were 2.3 billion soles and EBITDA 885 million soles. Service revenues were up 12.3%, helping bring about a 37.6% increase in EBITDA. The margin climbed 7.8 percentage points from 2008, to reach 37.8% .

Number portability was implemented in Peru beginning January 1st. Today subscribers can switch carriers without changing their number. Given the breadth of our coverage, our 3G services and overall quality of service, it is likely that we will stand to gain from the introduction of number portability. In fact, the first official numbers already confirm this.

INCOME STATEMENT

Peru
Millions of Soles

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	644	608	6.0%	2,344	2,147	9.2%

EBITDA	276	182	51.8%	885	643	37.6%
% total revenues	42.8%	29.9%		37.8%	30.0%

EBIT	220	140	57.3%	657	467	40.8%
%	34.1%	23.0%		28.0%	21.8%

Peru Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	8,311	7,178	15.8%
Postpaid	908	799	13.6%
Prepaid	7,403	6,379	16.1%
MOU	110	106	3.8%
ARPU (Sol)	23	24	-6.9%
Churn (%)	2.9%	3.3%	(0.4)

Central America

Our operations in Central America—Guatemala, El Salvador, Nicaragua and Honduras—added a total of 128 thousand new subscribers in the quarter, 16.1% more than a year before, taking the total for 2009 to 377 thousand. We finished the period with 9.5 million wireless subscribers, 4.1% more than at the end of 2008. In addition to these, we have a total of 2.3 million landlines in the region.

In the quarter we generated revenues of 341 million dollars and EBITDA of 138 million dollars, equivalent to 40.5% of revenues. In 2009, revenues added up to 1.4 billion dollars and EBITDA totaled 585 million.

For over a year we have been selling integrated services in the region, having made important investments in fiber and coaxial cable that enabled us to offer our clients the convenience of quadruple play.

INCOME STATEMENT

Central America Consolidated
Millions of Dollars

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	341	346	-1.4%	1,361	1,444	-5.7%

EBITDA	138	133	3.6%	585	657	-11.0%
% total revenues	40.5%	38.6%		42.9%	45.5%

EBIT	12	43	-70.7%	196	347	-43.5%
%	3.7%	12.3%		14.4%	24.0%

Central America Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	9,535	9,158	4.1%
Postpaid	449	436	3.1%
Prepaid	9,085	8,722	4.2%
Fixed Lines (thousands)	2,259	2,240	0.8%

Total Lines (Wireless + Fixed, 000's)	11,793	11,398	3.5%
MOU	111	107	3.1%
ARPU (US$)	6	6	-7.2%
Churn (%)	2.7%	2.2%	0.5

The Caribbean

We gained 234 thousand wireless subscribers in the quarter—1.2 million in the year—to finish the year with 6.1 million wireless clients. Our subscriber base grew 25.9% in the year, with our postpaid subs increasing even more rapidly (31.5%) .

At 540 million dollars, revenues remained practically flat relative to those of a year before albeit wireless service revenues rose 12.0% . Data revenues were up 82.1% year-on-year increasing its share of wireless service revenues by nearly four percentage points, to 10.3% .

EBITDA for the quarter totaled 158 million dollars or 29.3% of revenues. It was down 7.2% year-on-year and the margin declined 2.2 percentage points. The reduction was all related to new taxes introduced in July in Puerto Rico.

For the full year 2009, revenues added up to 2.2 billion dollars and EBITDA to 686 million dollars. The EBITDA margin for the period stood at 31.9% .

In the Dominican Republic we added television services to our commercial offer. There has been a lot of interest in our integrated services.

INCOME STATEMENT

Caribbean Consolidated
Millions of Dollars

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	540	542	-0.3%	2,150	2,160	-0.4%

EBITDA	158	171	-7.2%	686	797	-13.8%
% total revenues	29.3%	31.5%		31.9%	36.9%

EBIT	60	78	-23.2%	315	454	-30.6%
%	11.0%	14.3%		14.7%	21.0%

Caribbean Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	6,052	4,809	25.9%
Postpaid	1,243	945	31.5%
Prepaid	4,809	3,863	24.5%
Fixed Lines (thousands)	1,531	1,605	-4.6%

Total Lines (Wireless + Fixed, 000's)	7,583	6,413	18.2%
MOU	266	255	4.2%
ARPU (US$)	12	15	-17.2%
Churn (%)	4.6%	4.2%	0.4

United States

Tracfone added 1.2 million subscribers in the fourth quarter (64.9% more than a year before) on the successful nationwide launch in over 3,000 WalMart stores of its new product StraightTalk, bringing to 3.2 million its net additions for the year, nearly twice as many as in 2008. We finished December with 14.4 million subscribers as our subscriber base expanded 28.9% .

Our revenues totaled 490 million dollars in the quarter, surpassing by 29.5% those of the same period of 2008 driven by both service revenues (23.4%) and equipment revenues (74.8%) . The average price per minute of voice was down 26.0% on an annual basis but minutes of use per subscriber were 25.6% higher.

EBITDA for quarter was slightly negative as a result of the subscriber acquisition costs incurred on account of the 2.3 million gross additions.

Total revenues for 2009 were up 14.6% to 1.7 billion dollars, whereas service revenues grew 13.7% . We generated 230 million dollars of EBITDA, which is 14.3% less than in 2008, because of the fast pace of subscriber growth. Our core EBITDA margin (pre-SAC margin) actually rose relative to the prior year as a reflection of greater operating and technical efficiencies.

INCOME STATEMENT

United States
Millions of Dollars

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Revenues	490	379	29.5%	1,696	1,480	14.6%

EBITDA	-1	24	-105.9%	230	269	-14.3%
% total revenues	-0.3%	6.3%		13.6%	18.1%

EBIT	-9	17	-152.1%	202	242	-16.3%
%	-1.8%	4.4%		11.9%	16.3%

United States Operating Data

	4Q09	4Q08	Var.%

Wireless Subscribers (thousands)	14,427	11,192	28.9%
MOU	94	75	25.6%
ARPU (US$)	10	10	-3.3%
Churn (%)	4.0%	4.4%	(0.4)

Exchange Rates Vs USD

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

Mexico
EoP	13.06	13.54	-3.5%	13.06	13.54	-3.5%
Average	13.08	13.22	-1.1%	13.51	11.17	21.0%

Brazil
EoP	1.74	2.34	-25.5%	1.74	2.34	-25.5%
Average	1.74	2.26	-23.1%	2.00	1.83	8.9%

Argentina
EoP	3.80	3.45	10.0%	3.80	3.45	10.0%
Average	3.81	3.40	12.0%	3.73	3.18	17.2%

Chile
EoP	507	636	-20.3%	507	636	-20.3%
Average	518	657	-21.1%	559	530	5.4%

Colombia
EoP	2,044	2,244	-8.9%	2,044	2,244	-8.9%
Average	1,965	2,309	-14.9%	2,156	1,989	8.4%

Guatemala
EoP	8.35	7.78	7.4%	8.35	7.78	7.4%
Average	8.33	7.68	8.4%	8.16	7.58	7.6%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.04	0.0%

Nicaragua
EoP	20.84	19.85	5.0%	20.84	19.85	5.0%
Average	20.71	19.77	4.8%	20.34	19.41	4.8%

Peru
EoP	2.89	3.14	-8.0%	2.89	3.14	-8.0%
Average	2.88	3.11	-7.4%	3.01	2.94	2.4%

Paraguay
EoP	4,600	4,930	-6.7%	4,600	4,930	-6.7%
Average	4,783	4,813	-0.6%	4,957	4,348	14.0%

Uruguay
EoP	19.63	24.36	-19.4%	19.63	24.36	-19.4%
Average	20.33	23.84	-14.7%	22.57	21.07	7.1%

Dominican
EoP	36.23	35.47	2.1%	36.23	35.47	2.1%
Average	35.99	35.42	1.6%	35.96	34.65	3.8%

Jamaica
EoP	89.60	80.17	11.8%	89.60	80.17	11.8%
Average	89.37	78.07	14.5%	88.47	73.19	20.9%

Exchange Rates

	4T09	4T08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

USA
EoP	0.08	0.07	3.7%	0.08	0.07	3.7%
Average	0.08	0.08	1.1%	0.07	0.09	-17.4%

Brazil
EoP	7.50	5.79	29.5%	7.50	5.79	29.5%
Average	7.51	5.99	25.5%	6.54	7.38	-11.5%

Argentina
EoP	3.44	3.92	-12.4%	3.44	3.92	-12.4%
Average	3.42	3.98	-13.9%	3.50	4.25	-17.7%

Chile
EoP	0.026	0.021	21.1%	0.026	0.021	21.1%
Average	0.025	0.021	22.3%	0.023	0.026	-8.5%

Colombia
EoP	0.0064	0.0060	5.9%	0.0064	0.0060	5.9%
Average	0.0066	0.0059	13.3%	0.0061	0.0068	-11.0%

Guatemala
EoP	1.56	1.74	-10.2%	1.56	1.74	-10.2%
Average	1.57	1.76	-11.0%	1.60	1.79	-10.4%

Honduras
EoP	0.69	0.71	-3.5%	0.69	0.71	-3.5%
Average	0.69	0.71	-3.5%	0.69	0.71	-3.5%

Nicaragua
EoP	0.63	0.68	-8.1%	0.63	0.68	-8.1%
Average	0.63	0.68	-8.0%	0.64	0.70	-8.0%

Perú
EoP	4.52	4.31	4.8%	4.52	4.31	4.8%
Average	4.54	4.35	4.2%	4.33	4.60	-5.8%

Paraguay
EoP	0.0028	0.0027	3.4%	0.0028	0.0027	3.4%
Average	0.0027	0.0028	-2.9%	0.0026	0.0031	-15.4%

Uruguay
EoP	0.67	0.56	19.7%	0.67	0.56	19.7%
Average	0.64	0.57	13.1%	0.58	0.64	-10.0%

Dominicana
EoP	0.36	0.38	-5.6%	0.36	0.38	-5.6%
Average	0.36	0.38	-5.1%	0.36	0.39	-7.0%

Jamaica
EoP	0.15	0.17	-13.7%	0.15	0.17	-13.7%
Average	0.15	0.17	-15.7%	0.15	0.18	-20.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer